Exhibit 99.1

PRESS RELEASE

Formula Systems Reports First Quarter 2023 Financial Results:

Revenues for the First Quarter Increased by 3% Year Over Year to a Record-Breaking $670.4 Million. Operating Income for the First Quarter Increased by 2.3% Year Over Year to a Record-Breaking $60.8 million.

Or Yehuda, Israel, May 23, 2023 – Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the first quarter ended March 31, 2023.

Financial Highlights for the First Quarter Ended March 31, 2023

●	Consolidated revenues for the first quarter ended March 31, 2023 increased by approximately 3.0% to $670.4 million, compared to $650.7 million in the same period last year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended March 31, 2022), consolidated revenues for the first quarter of 2023 would have increased by approximately 11.3% to a record breaking $724.1 million.

●	Consolidated operating income for the first quarter ended March 31, 2023 increased by approximately 2.3% to $60.8 million, compared to $59.4 million in the same period last year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended March 31, 2022), consolidated operating income for the first quarter of 2023 would have increased by approximately 9.0% to a record-breaking result of $64.7 million.

●	Consolidated net income attributable to Formula’s shareholders for the first quarter ended March 31, 2023 decreased by approximately 3.4% to $15.7 million, or $1.01 per fully diluted share, compared to $16.2 million, or $1.04 per fully diluted share, in the same period last year. The decrease in Net income was mainly attributable to the increase in interest expenses resulting from the increase in variable interest rates. Financial expenses net, increased by approximately 51.3% to $7.1 million, compared to $4.7 million in the same period last year.

●	As of March 31, 2023, Formula held 48.2%, 44.1%, 46.3%, 100%, 50%, 90.1%, 80%, 100% and 100% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V., Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., and Shamrad Electronic (1997) Ltd., respectively.

●	Consolidated cash and cash equivalents, short-term bank deposits and short-term investments totaled approximately $516.9 million as of March 31, 2023, compared to $569.1 million as of December 31, 2022.

●	Total equity as of March 31, 2023, was $1.19 billion (representing 42.9% of the total consolidated statements of financial position), compared to $1.18 billion (representing 42.1% of the total consolidated statements of financial position) as of December 31, 2022.

Declaration of Dividend for the Second Half of 2022

●

Based on the Company’s results, the Company’s board of directors approved the distribution of a cash dividend in an amount of NIS 2.30 per share (approximately $0.63 per share) and in an aggregate amount of approximately NIS 35.3 million (approximately $9.7 million).

●	The dividend is payable on June 22, 2023, to all of the Company’s shareholders of record at the close of trading on the Nasdaq Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on June 5, 2023. The dividend will be paid in New Israeli Shekels with respect to the Company’s ordinary shares traded on the Tel Aviv Stock Exchange and American Depositary Receipts traded on the Nasdaq Global Select Market.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

Debentures Covenants

As of March 31, 2023, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders as of March 31, 2023 was $564.4 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of March 31, 2023 was 8.0%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA as of March 31, 2023, was 0.29.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “I am very proud of our first quarter achievements. During the quarter, we continued to make big strides across multiple fronts, which is reflected by our record-breaking results (revenues and operating income). Our broad investment portfolio allows us to carefully mitigate the current risks in the IT market, which are mainly a product of the challenging macro-economic environment. We continue our efforts across our entire group to create significant value for our customers in managing, streamlining, accelerating, and contributing to their growth”.

“Matrix concluded the first quarter with double digit growth and record-breaking results recorded across all its key financial indices: revenues, gross profit, operating income, EBITDA and net income attributable to shareholders. Matrix revenues grew organically by 11.8% year over year reaching an all-time quarterly high of NIS 1.29 billion (approximately $365.1 million). Operating income grew organically by 12.2%, crossing for the first time ever the NIS 100 million mark (approximately $24.6 million), amounting to NIS 101.5 million (approximately $24.6 million). We are pleased with Matrix’s continued recognition as a market leader in Israel in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable the company to create significant value for its customers in managing, streamlining, accelerating and making their businesses thrive. There is a strong demand in Israel for software services in digital, cloud, cyber, data, and core operating systems—areas in which Matrix is a market leader, and which are at the center of the IT market demand. North America, which accounts for 8% of Matrix’s first quarter revenues and 14% of its operating income, also showed significant growth, with an increase of approximately 31.2% in operating income, along with a substantial improvement in operating margin. We believe that Matrix has significant growth potential in the North American market especially in the field AI-based solutions for anti-money laundering and prevention of financial crimes, as well as across all of its other areas of expertise in the North American market”.

“Sapiens’ revenues for the first quarter reached $124.7 million, and on a constant currency basis, grew by approximately 10%. Non-GAAP operating income for the first quarter reached $22.5 million, representing an operating margin of 18.0%. Sapiens’ customer-centric model, implemented globally, has consistently driven growth and profitability while generating cash flow. Sapiens ended 2022 with significant enhancements in its products, delivery, and talent that helped it build a momentum that has carried over into 2023. Since the beginning of the year Sapiens has already signed new deals for P&C, Life, and Reinsurance and is optimistic as to the quality of its new business pipeline. Sapiens has increased its full-year 2023 non-GAAP revenues guidance to $507 million to $512 million compared to its previous guidance of $502 million to $507 million, and also increased its guidance for the full year 2023 non-GAAP operating margin to 17.8%-18.2%, compared to previous guidance of 17.6% to 18.0%. These revised targets demonstrate Sapiens’ commitment to delivering outstanding results and driving sustained growth”.

“Magic Software delivered a solid first quarter, with revenues increasing year-over-year by 3% to $142.4 million, and growing on a constant currency basis by approximately 8%. Magic Software continues to lead complex and strategic projects that are critical for its clients, across multiple sectors, while remaining cautious on the macro-economic environment. As we move forward, Magic Software remains committed to executing its strategy to build a broad portfolio of software products and services that create value for its customers in managing, streamlining, accelerating and maximizing their businesses”.

“Michpal continues to monetize on its business model with its revenues for the first quarter growing organically by 11.5% year over year on a constant currency basis compared to the same period last year, to NIS 33.5 million (approximately $9.5 million). Michpal ended 2022 with significant enhancements to its product offering and is well-positioned to continue its positive momentum from the first quarter throughout the remainder of the year”.

“TSG continues materializing its strategy of expanding its presence in the Israeli municipal institutions sector after acquiring 60% of the outstanding share capital of E.P.R. Systems Ltd in 2022. E.P.R offers comprehensive software solutions for municipal institutions primarily to manage all their billing and collection operations for all types of revenues, including taxes, fees and levies and several innovative extension modules. Additionally, E.P.R offers a full scope of expert implementation, application management and hosting services, enabling municipal institutions to execute their digital and business strategies. During the first quarter of 2023 TSG concluded the acquisition of 100% of the equity of BAR Technologies Ltd., a leading provider of property management software solutions and services in the Israeli municipal institutions sector. Headquartered in Israel, BAR Technologies has over 25 years of experience and serves more than 170 clients, including dozens of local authorities and local committees for planning and construction. The company offers comprehensive software solutions for municipal institutions primarily to manage, monitor and control all their land, real estate and construction projects”.

“Lastly, Zap Group, a leading group of consumer sites in Israel and a well-reputable brand in the Israeli market, offering a wide range of solutions in the field of advertising, continues to invest both organically and inorganically in its service lines and is currently in the final stages before going live with its new marketplace platform. We believe this new platform will enable small and medium businesses in Israel to sell their products through an advanced platform that combines objective price comparison between sellers with a reliable and comfortable online buying experience”.

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends, including inflation, rising interest rates and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, adverse consequences of international conflicts such as Russia’s invasion of the Ukraine, or fluctuations in currency exchange rates; and risks related to our principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission on May 15, 2023, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2023	2022
	Unaudited
Revenues	670,399	650,716	(*)
Cost of revenues	508,468	494,874	(*)
Gross profit	161,931	155,842	(*)
Research and development costs, net	19,308	17,350
Selling, marketing and general and administrative expenses	81,829	79,093	(*)
Operating income	60,794	59,399
Financial expenses, net	7,084	4,683

Income before taxes on income	53,710	54,716
Taxes on income	11,490	11,502
Income after taxes	42,220	43,214
Share of profit of companies accounted for at equity, net	35	233

Net income	42,255	43,447
Net income attributable to non-controlling interests	26,571	27,213
Net income attributable to Formula Systems shareholders	15,684	16,234

Earnings per share (basic)	1.02	1.06
Earnings per share (diluted)	1.01	1.04

Number of shares used in computing earnings per share (basic)	15,300,267	15,292,392
Number of shares used in computing earnings per share (diluted)	15,464,464	15,502,775

(*)	Immaterial adjustments to comparative data.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2023	2022
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	447,893	544,342
Short-term deposits	68,972	23,976
Short-term investments	-	738
Trade receivables, net	717,782	702,727
Prepaid expenses and other accounts receivable	80,910	64,535
Inventories	38,627	35,181
Total current assets	1,354,184	1,371,499

NON-CURRENT ASSETS:
Long-term investments and receivables	40,896	38,985
Deferred taxes	42,928	42,027
Investments in companies accounted for at equity	20,194	20,746
Property, plants and equipment, net	54,323	54,971
Right-of-use assets	120,025	116,840
Intangible assets, net and goodwill	1,138,517	1,148,887
Total non-current assets	1,416,883	1,422,456

Total assets	2,771,067	2,793,955

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Credit from banks and others	163,324	157,882
Debentures	76,692	68,293
Current maturities of lease liabilities	48,217	45,497
Trade payables	194,199	222,482
Deferred revenues	156,502	131,639
Employees and payroll accrual	194,028	201,225
Other accounts payable	89,373	86,340
Liabilities in respect of business combinations	19,561	27,129
Put options of non-controlling interests	60,300	60,500
Total current liabilities	1,002,196	1,000,987

LONG-TERM LIABILITIES:
Loans from banks and others	111,133	115,874
Debentures	269,215	305,632
Lease liabilities	79,416	78,966
Other long-term liabilities	13,839	14,101
Deferred taxes	62,078	59,465
Deferred revenues	7,417	8,859
Liabilities in respect of business combinations	7,836	12,345
Put options of non-controlling interests	18,485	11,688
Employees benefit liabilities, net	9,280	9,116
Total long-term liabilities	578,699	616,046

EQUITY
Equity attributable to Formula Systems shareholders	564,413	551,875
Non-controlling interests	625,759	625,047
Total equity	1,190,172	1,176,922

Total liabilities and equity	2,771,067	2,793,955

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2023	2022
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	33,840	39,363
Dividend receivable	17,890	-
Other accounts receivable and prepaid expenses	6,780	7,326
Total current assets	58,510	46,689

LONG-TERM ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	149,577	149,701
Sapiens International Corporation N.V.	228,939	228,860
Magic Software Enterprises Ltd.	121,444	125,058
Other	151,650	154,408
Total investment in subsidiaries and a jointly controlled entity	651,610	658,027

Long term receivables and other investments	13,625	12,870
Property, plants and equipment, net	8	8
Total long-term assets	665,243	670,905

TOTAL ASSETS	723,753	717,594

CURRENT LIABILITIES:
Debentures	33,024	32,999
Trade payables	15	125
Other accounts payable	2,581	5,596
Put options of non-controlling interests	819	848
Liability in respect of a business combination	415	426
Total current liabilities	36,854	39,994

LONG-TERM LIABILITIES:
Debentures	122,252	125,484
Liability in respect of a business combination	234	241
Total long-term liabilities	122,486	125,725

EQUITY	564,413	551,875

TOTAL LIABILITIES AND EQUITY	723,753	717,594

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.